

December 10, 2009

Via Facsimile (215) 864-9166 and US Mail

George Jensen
Chairman & Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA
19355

> **Re: USA Technologies, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed December 7 and 9, 2009**
> **File No. 1-33365**

Dear Mr. Jensen:

We have conducted a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Soliciting Materials filed December 7 & 9, 2009

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, we note captions preceding disclosure regarding what you allege are the dissidents' attempts to take control of the company. In future filings, whenever you make this claim, please ensure your disclosure clearly presents it as

an expression of your opinion and sets forth a reasonable factual basis for such opinion. Also, please note our comment below.

2.   In the soliciting materials filed, you repeat allegations regarding the dissidents attempt to take control of the company. In support of your assertions, you reference solicitation materials used by the dissidents prior to the filing of their proxy statement. Based on a review of such materials, it is not apparent that the selective text cited supports your assertion that the dissidents are attempting to take control of the company. Please file corrective disclosure that presents the materials within context and acknowledges that such materials also included an explicit statement by the dissidents that they do not seek control of the Board.

3.   We note your references to the "less than 1.5%" ownership interest held by the dissidents. The dissidents' proxy materials, however, reference a 2.1 % ownership interest. Supplementally provide support for your statement as to the dissidents' share ownership (i.e., as of what date your calculations are based, how you are calculating the dissidents' share ownership levels). Additionally, in future filings, please address this apparent discrepancy.

4.   You disclose that if the dissidents obtain either 37.5% or 42% of Board representation, they would be well positioned to take control of the company without paying a premium. Revise in future filings to set forth the basis for your conclusion given that the dissidents in all circumstances would constitute a minority of the Board. Alternatively, remove the statement from future filings.

5.   Your materials imply a link between a vote for your candidates and protection of a shareholder's investment in the future. Revise to clarify in future filings that this is your opinion or belief. Further, set forth the basis for your opinion and explicitly clarify that there can be no assurance that a vote for you candidates will result in a protection of a shareholder's investment in the future.

6.   We reissue prior comment 4 of our letter dated November 25, 2009. Please refrain from making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. We note for example, the assertion that the dissidents' information is misleading.

7.   You indicate that the meeting will be postponed due to alleged inaccurate information provided by the dissidents to shareholders. Please refrain from making this statement in future filings or provide support for the causal connection you assert.

        Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Justin P. Klein, Esq.
    Ballard Spahr LLP (via facsimile)